Goodwin Procter llp
Counsellors at Law
Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231
July 19, 2012
VIA EDGAR AND COURIER
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Maryse Mills-Apenteng

Re:	Eloqua, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed July 13, 2012
File No. 333-176484
Dear Ms. Mills-Apenteng:
     This letter is submitted on behalf of Eloqua, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 7 to the Company’s Registration Statement on Form S-1 filed on July 13, 2012 (the “Registration Statement”), as set forth in your letter dated July 18, 2012 addressed to Joseph P. Payne, President and Chief Executive Officer of the Company (the “Comment Letter”). The Company plans to file pre-effective Amendment No. 8 to the Registration Statement (“Amendment No. 8”), which will include changes that reflect responses to the Staff’s comments.
     For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 8. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 8.
     The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates

Ms. Mills-Apenteng
United States Securities and Exchange Commission
July 19, 2012

Accounting for Stock-Based Compensation
Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Common Stock, page 57
1.	When the estimated IPO price is known and included in your registration statement, please revise your disclosure to include a discussion of each significant factor contributing to the difference between the fair value of the underlying stock as determined for your most recent valuation date and the midpoint of your IPO offering range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

RESPONSE: The Company respectfully advises the Staff that Amendment No. 8 will include the requested discussion.
Consolidated Financial Statements Years ended December 30, 2009, 2010 and 2011
Notes to Consolidated Financial Statements December 31, 2010 and 2011
(2) Significant Accounting Policies
(z) Unaudited Pro forma Information, page F-17
2.	We note your disclosure that upon closing of the initial public offering, the Company expects to have obtained the necessary votes required to ensure that the exchangeable common stock of Eloqua Corporation will convert into common stock on the closing of an initial public offering. However, we note your disclosure on page 148 that you have received the necessary percentage of irrevocable elections to exchange these shares into common stock. Please reconcile these disclosures.

RESPONSE: The Company respectfully advises the Staff that Amendment No. 8 will include the requested reconciliation.
Consolidated Financial Statements June 30, 2011 and 2012
Notes to Consolidated Financial Statements June 30, 2011 and 2012
(5) Legal Matters, page F-42
3.	We note your disclosure that under the terms of your settlement agreement, iHance granted the Company a non-exclusive, royalty-free license under its patents for the

Ms. Mills-Apenteng
United States Securities and Exchange Commission
July 19, 2012

Company’s ELMO product for its existing customers for the remainder of the term for each outstanding customer agreement and covenanted not to sue the Company and its suppliers, distributors, resellers and customers for any infringement of the patents. Please tell us authoritative accounting literature you relied on and the factors you considered in accounting for the entire settlement as an expense, and the factors you considered in determining the income statement classification of this expense as an operating expense rather than cost of revenue.

RESPONSE: The Company respectfully advises the Staff that when considering the accounting for the litigation settlement, it considered, by analogy, the guidance in ASC 605, Revenue Recognition, Subtopic 25 — Multiple Element Arrangements, as it relates to separating the elements of an arrangement into separate units of accounting and allocating the arrangement consideration to the separate units of accounting on a relative fair value basis.

Accordingly, the Company considered whether in return for its obligation to pay iHance $3,500,000 under the settlement arrangement the Company received any assets and whether any of the payment consideration should be allocated to such assets. Specifically, in addition to the settlement component of the arrangement, the Company considered whether it received a prepaid royalty asset or an intangible asset relating to the covenant not to sue.

iHance claimed in its lawsuit that the Company’s ELMO product infringed upon certain iHance patents. Although the Company does not believe that its ELMO product infringed the iHance patents, had it entered into a royalty agreement with iHance that covered the sales of the ELMO product, the Company believes that any royalty payment would have been immaterial to its financial statements. From July 2006, the date of the issuance of the related iHance patents, to December 31, 2011, the Company generated approximately $2.7 million of revenue from sales of its ELMO product. Therefore, the Company believes that a reasonable royalty payment to iHance relating to those sales would have been nominal (less than $300,000 in the aggregate over the 5 years the Company sold the ELMO product based on comparable royalty agreements). Further, since the majority of the revenue related to the sale of the ELMO product was recognized prior to December 31, 2011, the Company concluded that there would be little to no value to a prepaid royalty asset. The Company does not expect to recognize significant revenue from its current customers who are continuing to use the ELMO product, and the Company is continuing to transition them to other products. Accordingly, the Company did not ascribe any amount of the settlement to a prepaid asset nor classify any of it as cost of revenues in the Company’s statement of operations.

Further, the Company concluded that an intangible asset should not be established for the covenant not to sue since the Company does not believe it meets the definition of an asset as it has no probable future economic benefit to the Company. The Company does not

Ms. Mills-Apenteng
United States Securities and Exchange Commission
July 19, 2012

believe that its ELMO product infringed the iHance patents, and the Company no longer sells the ELMO product.

The Company’s settlement of the litigation was based solely on its assessment of the costs of continuing the litigation and the risks of various outcomes. The Company did not place any value on a prepaid royalty, since it is no longer selling the ELMO product and has a replacement product that iHance has agreed does not infringe the iHance patents. Since the Company believes that no portion of the settlement amount represented a payment for assets, it concluded that the entire settlement amount should be recognized as an expense and classified within operating expenses in its statement of operations.
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Ms. Mills-Apenteng
United States Securities and Exchange Commission
July 19, 2012

     If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1568.

Sincerely,

/s/ Christopher J. Austin

Christopher J. Austin

cc:	Joseph P. Payne, Eloqua, Inc. Don E. Clarke, Eloqua, Inc. David V. Cappillo, Goodwin Procter LLP